Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

ANNOUNCEMENT ON KEY OPERATING DATA

This announcement is made regarding the operating data for April 2021 of the Group to be published on the Shanghai Stock Exchange and pursuant to Part XIVA of the Securities and Futures Ordinance.

The relevant key operating data was calculated based on the internal statistics of the Group, which may differ from the data disclosed in the relative periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the relevant information.

This announcement is made regarding the operating data for April 2021 of China Southern Airlines Company Limited (the “Company”) and its subsidiaries (collectively, the “Group”) to be published on the Shanghai Stock Exchange and pursuant to Part XIVA of the Securities and Futures Ordinance.

In April 2021, passenger capacity (measured by available seat kilometres (“ASK”)) of the Group increased by 153.62% as compared to the same period last year (a year-on-year (“YoY”) basis). Of which, passenger capacity for domestic, regional and international routes increased by 157.21%, 290.05% and 73.56%, respectively, as compared to the same period last year. Compared to the same period last year, passenger traffic (measured by revenue passenger kilometres (“RPK”)) increased by 207.07%. Of which, passenger traffic for domestic, regional and international routes increased by 211.28%, 2,173.13% and 79.80%, respectively, as compared to the same period last year. The passenger load factor was 77.12%, representing an increase of 13.42 percentage points as compared to the same period last year. Of which, the passenger load factor for domestic, regional and international routes increased by 13.56 percentage points, 29.30 percentage points and 1.72 percentage points, respectively, as compared to the same period last year.

In terms of cargo operations, in April 2021, cargo capacity (measured by available tonne kilometers (“ATK”)—Cargo and Mail) increased by 50.15% as compared to the same period last year. Cargo and mail traffic (measured by revenue tonne kilometres (“RTK”)—Cargo and Mail) increased by 20.57% as compared to the same period last year. The cargo and mail load factor was 47.50%, representing a decrease of 11.65 percentage points as compared to the same period last year.

In April 2021, the Group has newly launched the following major routes: Nanning – Hefei – Nanning, Dalian – Hohhot – Dalian, Zhanjiang – Kunming – Zhanjiang (each seven flights a week).

In April 2021, the Group introduced four aircrafts (including two B787-9 aircrafts, one A320NEO aircraft and one A350-900 aircraft), and the Group disposed of four aircrafts (including two A330-300 aircrafts, one B737-800 aircraft and one EMB190 aircraft). As of the end of April 2021, the Group operated a fleet of 870 aircraft as set out below:

Aircraft Model	Self-owned	Finance Lease	Operating Lease	Subtotal
Airbus 380 Series	4	1	0	5
Airbus 350 Series	0	9	0	9
Airbus 330 Series	4	29	10	43
Airbus 320 Series	98	108	123	329
Boeing 787 Series	4	25	10	39
Boeing 777 Series	8	21	0	29
Boeing 737 Series	162	76	162	400
Boeing 747 Series	2	0	0	2
EMB190 Series	6	0	1	7
ARJ21	1	6	0	7
Total	289	275	306	870

KEY OPERATING DATA OF APRIL 2021

	April 2021			Cumulative 2021
Traffic	Amount	Month-on-Month (“MoM”) Change (%)	YoY Change (%)	Amount	YoY Change (%)
RPK (in million)
Domestic	18,124.64	6.81	211.28	51,574.31	81.14
Regional	18.74	5.75	2,173.13	58.33	-66.96
International	369.76	14.25	79.80	1,295.98	-86.80
Total	18,513.14	6.95	207.07	52,928.63	37.58
RTK (in million)
Domestic	1,724.60	6.31	182.97	4,980.36	74.46

Regional	2.81	0.21	232.99	9.41	-49.38
International	561.25	-10.78	21.85	2,331.77	-5.89
Total	2,288.66	1.53	113.71	7,321.54	36.83
RTK - Cargo and Mail (in million)
Domestic	115.34	6.95	25.70	398.84	8.62
Regional	1.14	-6.46	48.45	4.23	31.22
International	528.39	-11.96	19.46	2,216.48	36.23
Total	644.87	-9.08	20.57	2,619.55	31.14
Passengers carried (in thousand)
Domestic	11,967.16	7.56	211.84	34,098.23	85.82
Regional	17.63	4.41	1,959.23	55.74	-63.76
International	61.45	-0.14	107.29	223.76	-89.88
Total	12,046.24	7.51	211.43	34,377.73	65.96
Cargo and mail carried (in thousand tonnes)
Domestic	69.28	7.19	25.48	241.59	8.70
Regional	1.16	-6.74	50.89	4.29	42.29
International	53.71	-13.50	11.74	228.96	25.46
Total	124.15	-2.98	19.32	474.84	16.45

	April 2021			Cumulative 2021
Capacity	Amount	MoM Change (%)	YoY Change (%)	Amount	YoY Change (%)
ASK (in million)
Domestic	23,209.97	4.04	157.21	70,632.85	66.14
Regional	52.99	6.00	290.05	177.44	-46.50
International	743.51	1.31	73.56	2,882.17	-79.92
Total	24,006.47	3.95	153.62	73,692.47	28.83
ATK (in million)
Domestic	2,728.17	5.45	175.51	8,117.23	70.10
Regional	6.74	4.57	130.94	23.39	-42.43
International	783.21	-13.05	2.66	3,464.40	-13.13
Total	3,518.12	0.68	100.34	11,605.02	31.87
ATK — Cargo and Mail (in million)
Domestic	639.27	10.35	258.99	1,760.28	86.14
Regional	1.97	1.28	16.29	7.42	-31.17
International	716.29	-14.18	-1.11	3,205.01	18.87
Total	1,357.54	-4.12	50.15	4,972.70	36.14

Load Factor	April 2021			Cumulative 2021
	Figure (%)	MoM Change (Percentage Points)	YoY Change (Percentage Points)	Figure (%)	YoY Change (Percentage Points)
Passenger Load Factor (RPK/ASK)
Domestic	78.09	2.03	13.56	73.02	6.05
Regional	35.37	-0.09	29.30	32.87	-20.36
International	49.73	5.63	1.72	44.97	-23.45
Total	77.12	2.16	13.42	71.82	4.57
Cargo and Mail Load Factor
Domestic	18.04	-0.58	-33.48	22.66	-16.17
Regional	58.01	-4.80	12.57	57.02	27.11
International	73.77	1.86	12.70	69.16	8.81
Total	47.50	-2.59	-11.65	52.68	-2.01
Overall Load Factor (RTK/ATK)
Domestic	63.21	0.50	1.67	61.36	1.53
Regional	41.67	-1.81	12.77	40.25	-5.53
International	71.66	1.82	11.28	67.31	5.18
Total	65.05	0.54	4.07	63.09	2.29

Notes:

1.	“RPK(s)” refers to the number of passengers carried multiplied by the kilometers flown;

2.	“RTK(s)” refers to the load (passenger and cargo) in tonnes multiplied by the kilometers flown;

3.	“RTK(s)—Cargo and Mail” refers to the cargo and mail load in tonnes multiplied by the kilometers flown;

4.	“ASK(s)” refers to the number of seats available for sale multiplied by the kilometers flown;

5.	“ATK(s)” refers to the number of tonnes of capacity available for transportation multiplied by the kilometers flown;

6.	“ATK(s)—Cargo and Mail” refers to the number of tonnes of capacity available for the carriage of cargo and mail multiplied by the kilometers flown;

7.	“Passenger Load Factor” refers to RPK expressed as a percentage of ASK;

8.	“Cargo and Mail Load Factor” refers to RTK- Cargo and Mail expressed as a percentage of ATK—Cargo and Mail;

9.	“Overall Load Factor” refers to RTK expressed as a percentage of ATK.

The key operating data above was calculated based on the internal preliminary statistics of the Group, which may be subsequently adjusted or differ from the data disclosed in the relative periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the information given above.

By order of the Board
China Southern Airlines Company Limited
Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

14 May 2021

As at the date of this announcement, the Directors include Ma Xu Lun and Han Wen Sheng as executive Directors; and Liu Chang Le, Gu Hui Zhong, Guo Wei and Yan Yan as independent non-executive Directors.